Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED

2006 DEC -5 P 2:2

Date: 30 Nov 2006

Office of International Corporate Finance [redacted]
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

06018953

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955</u>

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED

DEC 1 1 2006

THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*21/11/06*	*1*
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 1

RECEIVED

Date: November 21, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

1. Bank Hapoalim B.M. (hereinafter – "the Bank") is pleased to advise that on 21st November, 2006, at about 01:00 p.m., notice was received by the Bank in the following terms from the company Arison Investments (1998) Ltd., which is a controlling party of the Bank:

   " 1. Arison Investments (1998) Ltd. ("**Arison**") is in contact with Israel Salt Industries Ltd. with regard to a possible settlement in the matter of the contentions of Israel Salt Industries Ltd. based on the agreement of the shareholders of Bank Hapoalim B.M. (hereinafter: "**the Bank**") as to Israel Salt Industries Ltd.'s right to purchase a greater quantity of shares than that offered to it in connection with the sale of shares of the Bank by BH Israel LLC, Madlen LLC and BH Investment Associates LLC to Arison – **contentions which are thoroughly in dispute between Arison and the aforesaid sellers.**

   2. In addition, negotiations are being conducted with the controlling parties of Israel Salt Industries Ltd. for the sale of the control of Israel Salt Industries Ltd. to Arison or to an entity related to Arison. At the time of writing, the parties have yet to reach agreements on matters of substance and a binding agreement has yet to materialize and there is no certainty that a binding agreement will be signed by the parties. Should the parties reach a consensus and a binding agreement be signed, its execution will be subject to the receipt of regulatory and other approvals. "

2. It should be noted that Israel Salt Industries Ltd., which also belongs to the core of control of the Bank, to day, 21st November, 2006, published an immediate report the contents of which are similar to the above notice of the company Arison Investments (1998) Ltd.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank